FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               April 07, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: April 07, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary




Timing of Smith & Nephew First Quarter Results


7 April 2006


Smith & Nephew plc will be announcing its results for the first quarter ending 1 April 2006 on Thursday 27 April 2006 at 11am BST/6am Eastern. This will be followed by a conference call with financial analysts at 12.30pm BST/7.30am Eastern, which can be heard live via webcast on the Smith & Nephew website at www.smith-nephew.com.


About Us



Smith & Nephew (LSE: SN, NYSE:SNN) is one of the world's leading medical devices companies, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management. Smith & Nephew ranks as the global leader in arthroscopy and advanced wound management and is the fastest growing full-line orthopaedics company in the world.



Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeon and healthcare professional customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world, generating sales of over $2.6 billion.


Enquiries:


Smith & Nephew UK

Julie Allen                                          Tel: +44 (0)20 7401 7646
Investor Relations Co-ordinator

Financial Dynamics UK
David Yates/Ben Atwell                               Tel: +44 (0)20 7831 3113

Financial Dynamics US
Jonathan Birt                                            Tel: +1 212 850 5634